Exemption number: 82 4639

02 APR -5 AM 8:14

KGHM Polska Miedź S.A.

ul. M. Sklodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	vision of Corporation Finance		
Firm:	ted States Securities Exchange Commission	*Phone:* *Fax:*	1 202 94 22 990 1 202 94 29 624
	ɔjciech Marciniak Director, Head Office Information Centre	*Phone:* *Fax:*	(48 76) 84 78 280 (48 76) 84 78 205

02028278

Announcement also provided to required statutory authorities

Date: *5 April 2002*

Number of pages (including this one): 1

Current report 22/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 25 March 2002 a change was registered at the Regional Court in Gliwice, Section X (Economic) of the National Court of Registration, in the amount and structure of share capital of the company Walcownia Metali Nieżelaznych Sp. z o.o. with registered head office in Gliwice (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 791.1 thousand through the creation of 7 911 shares.
KGHM Metale S.A. obtained 3 093 shares, covered by a non-cash contribution in kind (debtors of KGHM Metale SA respecting Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice) of PLN 309.3 thousand.
The book value of the assets transferred in the form of a non-cash contribution in kind in the accounts of KGHM Metale SA amounted to PLN 309.3 thousand.
The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. following registration amounts to PLN 36 914.2 thousand and is divided into 369 142 shares of PLN 100 each.
The ownership structure following registration is as follows:

KGHM Metale SA	**-**	**63.51%**
WM "Łabędy" SA	**-**	**30.51%**
The law office of "TDS"	**-**	**4.06%**
The Gmina of Gliwice	**-**	**1.92%**

PROCESSED
APR 10 2002
THOMSON FINANCIAL

The total number of votes arising from all issued shares after registration of this change in share capital is 369 142 votes.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569)

WICEPREZES ZARZĄDU
Witold Bugajski

WICEPREZES ZARZĄDU
Stanisław Siewierski

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

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